Penfolds
Australia's Most Famous Wine

ROSEMOUNT ESTATE
The prestige wine of Australia

03 MAR 10

LINDEMANS
making life more enjoyable

03007236

26 February 2003

The Manager
Stop 3-9
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N W
WASHINGTON D C 20549

SUPPL

SEC EXEMPTION NO 82-2692

Dear Sir/Madam

SOUTHCORP LIMITED - FILE 82-2692
ASIC COMMENCES FEDERAL COURT PROCEEDINGS

We enclose herewith for filing a copy of the above announcement that was lodged with the Australian Stock Exchange today.

The notice is to be filed with respect to the Company's obligation pursuant to Rule 12g3-2(b). Please acknowledge receipt of this letter by stamping and returning the enclosed copy in the self addressed envelope provided for your convenience.

Yours faithfully
SOUTHCORP LIMITED

PROCESSED
MAR 1 9 2003
THOMSON
FINANCIAL

M M HUDSON
COMPANY SECRETARY

Encl

cc: Mark R. Saunders, Global Markets Capital Corp.

Penfolds
Australia's Most Famous Wine

ROSEMOUNT ESTATE
The prestige wine of Australia

LINDEMANS
making life more enjoyable

26 February 2003

Manager Announcements
Company Announcement Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

Dear Sirs

Southcorp was made aware today that the ASIC has commenced proceedings in the Federal Court against the Company in relation to an alleged breach of the Company's continuous disclosure obligations, in April 2002.

The Company has not yet seen details of ASIC's allegations, but understands that they centre around alleged selective disclosure of information relating to the Company's forecast earnings for the year ending 30 June 2003.

Southcorp continues to maintain that it has not breached its disclosure requirements as a publicly listed company.

It is not appropriate for the Company to make any further comment on this matter beyond that it will strenuously defend its position.

Yours faithfully

Martin M Hudson
Chief General Counsel & Company Secretary

Australia's Most Famous Wine

ROSEMOUNT ESTATE
The prestige wine of Australia

03 MAR 10 AM 7:21

LINDEMANS
making life more enjoyable

26 February 2003

The Manager
Stop 3-9
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N W
WASHINGTON D C 20549

SEC EXEMPTION NO 82-2692

Dear Sir/Madam

SOUTHCORP LIMITED - FILE 82-2692
INTERIM DIVIDEND - DATES

We enclose herewith for filing a copy of the above announcement that was lodged with the Australian Stock Exchange today.

The notice is to be filed with respect to the Company's obligation pursuant to Rule 12g3-2(b). Please acknowledge receipt of this letter by stamping and returning the enclosed copy in the self addressed envelope provided for your convenience.

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY

Encl

cc: Mark R. Saunders, Global Markets Capital Corp.

Penfolds
Australia's Most Famous Wine

ROSEMOUNT ESTATE
The prestige wine of Australia

LINDEMANS
making life more enjoyable

26 February 2003

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

Dear Sirs,

INTERIM DIVIDEND

Please note that details of the interim dividend announced by the Company in its Interim Results on Tuesday, 25 February, should read as follows:

Ex-dividend date:	Monday, 26 May 2003
Books Close date:	Friday, 30 May 2003
Payment date:	Tuesday, 1 July 2003

Yours faithfully,
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY

Australia's Most Famous Wine

ROSEMOUNT ESTATE
The prestige wine of Australia

03 MAR 10 AM 7:21

LINDEMANS
making life more enjoyable

25 February 2003

The Manager
Stop 3-9
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N W
WASHINGTON D C 20549

SEC EXEMPTION NO 82-2692

Dear Sir/Madam

SOUTHCORP LIMITED - FILE 82-2692
2002/2003 HALF YEAR REPORTS & INTERIM RESULTS

We enclose herewith for filing a copy of the above announcement that was lodged with the Australian Stock Exchange today.

The notice is to be filed with respect to the Company's obligation pursuant to Rule 12g3-2(b). Please acknowledge receipt of this letter by stamping and returning the enclosed copy in the self addressed envelope provided for your convenience.

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY

Encl

cc: Mark R. Saunders, Global Markets Capital Corp.

Penfolds
Australia's Most Famous Wine

ROSEMOUNT ESTATE
The prestige wine of Australia

LINDEMANS
making life more enjoyable

25 February 2003

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
10th Floor
20 Bridge Street
Sydney NSW 2000

Dear Sir

2002/2003 HALF-YEAR REPORTS

In accordance with Listing Rule 4.2, attached are the Company's reports for the six months ended 31 December 2002, comprising:-

1. Directors' Report
2. Appendix 4B – Half-Yearly Report
3. Directors' Declaration
4. Auditors' Independent Review Report
5. News Release

Yours faithfully,
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY

Encls.

SOUTHCORP
Southcorp Limited ABN 80 007 722 643
403 Pacific Highway, Artarmon NSW 2064, P.O. Box 366, Artarmon NSW 1570, Australia
Telephone +61 2 9465 1000 Facsimile: +61 2 9465 1100

SOUTHCORP LIMITED
ABN 80 007 722 643
AND ITS CONTROLLED ENTITIES

DIRECTORS' REPORT

The Directors present their report together with the consolidated financial report of Southcorp Limited ("the Company"), for the half-year ended 31 December 2002 and the auditors' review report thereon.

Directors
The Directors of the Company during or since the end of the half-year are:

Richard H Allert, AM, FCA (resigned)
Former Chairman, Non-Executive Director
A Director since August 1983; Retired in October 2002.

Donald R Argus, AO, FAIBF FCPA
Non-Executive Director
A Director since May 1999.

T Brian Finn, AO, FIE (Aust), FTSE, FUTS, FACS
Executive Chairman, Non-Executive Director
A Director since August 1994; Deputy Chairman from July 1996 to November 2001. Appointed Chairman in October 2002. Appointed Acting Executive Chairman in February 2003.

Stephen Gerlach, LL B
Non-Executive Director
A Director since August 1994.

Keith M Lambert, Hons. BA, CA (Ontario) (resigned)
Former Managing Director, Chief Executive Officer
Appointed Managing Director, Chief Executive Officer on 30 June 2001. Resigned in February 2003.

Helen A Lynch, AM
Non-Executive Director
A Director since July 1996.

Andrew G Oatley
Non-Executive Director
A Director since February 2001.

Robert I Oatley, BEM
Non-Executive Director
Appointed a Director and Deputy Chairman in November 2001.

Richard F E Warburton
Non-Executive Director
A Director since June 1993.

Group Review

The consolidated entity achieved wine sales revenues (excluding bulk wine) of $725.4 million, up 5.7% from the prior corresponding period. Earnings Before Interest, Tax and Amortisation [EBITA (pre SGARA)] was $59.0 million, down 81.4% on the comparable period last year, after a number of one-off items.

Underlying Wine Group operational EBITA (pre SGARA) of $104.5 million was down 18.7% from the prior corresponding period. A number of one-off negative factors impacted EBITA, including the announced write-down of The Independence Wine Company [IWC] loan & other assets of $12.5 million (plus an adverse SGARA impact of $8.2 million from a write-down in value of Californian vineyard holdings), a residual earnings impact from divested businesses of -$6.1 million and wine items of -$26.9 million. Net Profit after Tax [NPAT] was $5.7 million, inclusive of the above one-off factors.

The consolidated entity reported strong volume growth of 7.2% to 11.6m cases with the core premium brand volumes of Penfolds, Lindemans, Rosemount and Wynns Coonawarra Estate up 21%. Core premium brands now account for 64% of volumes and 79% of sales revenues.

Dividend

The Directors have declared an interim dividend of 10.0 cents per share, franked to 80%. This compares to the previous interim dividend of 11.0 cents per share fully franked. The dividend will be paid on 1 July 2003 to shareholders registered as at 30 May 2003.

Overview Of Results

Southcorp's results have been affected by factors in three main areas: difficult trading conditions in some areas where the company operates; poor executional performance in some parts of the business and a number of one-off factors.

Trading Conditions

The company operates in three distinctly different markets, each displaying different characteristics.

Americas

This Region achieved an underlying Wine EBITA (pre SGARA) of $67.8 million[1], up 8% from the prior corresponding period. The solid continuing growth in this market, despite competitive trading conditions, attests to the strength of the company's brands and efficient business execution.

Australasia

The Australasian Region reported EBITA of $22.2[1] million, down 36%. A number of factors accounted for the Australasian result, including a lower contribution from super premium products, as previously advised; some weakness in trading conditions during Christmas, and above budgeted promotional spend due in part to the workout of product lines, as well as the need to sell-through retained inventory at the beginning of the financial year.

---

[1] Prior to the one-off factors

United Kingdom/Europe

The results in the UK market were particularly weak, attesting to the highly difficult trading conditions in this market. The underlying Wine EBITA for the United Kingdom/Europe was $14.5[1] million, a decline of 53%. Christmas sales volumes in the UK were significantly weaker than anticipated. In general, sales volumes were skewed to lower margin products. In this context, the effectiveness of the company's promotional expenditure in this market was sub optimal, and led to the marked deterioration in margins.

Business Execution

While tougher trading conditions have depressed performance in the UK/Europe and Australasia, a number of factors within the company's control have had a bearing on the poorer than anticipated results.

The Board has identified the key areas of focus requiring immediate attention. These are an improvement in earnings performance based on the portfolio of products the company sells, the more efficient deployment of promotional expenditure, and the accelerated capture of cost reductions across the business. The focus is very much on managing the business – and the key market challenges in each region - for profitable volume growth as distinct from volume growth as the primary driver.

In light of the current results, actions in a number of areas have or are being initiated. In Australia, the level and effectiveness of promotional expenditure is now subject to much closer control at the regional and head office level, with allocation of promotional dollars now more closely directed to delivering product outcomes as distinct from volume outcomes.

Business efficiency programmes have been accelerated across the business, incorporating input costs, overhead costs and capital expenditure.

Portfolio and Balance Sheet Items

The result for the half has been affected by a number of one-off factors. These include the IWC write-down, already announced. In addition, an allowance has been made for a number of portfolio and balance sheet items in the half-year result. The total estimated one-off EBIT impact for these items is $55.2 million.

In the second half of financial year 2003 the company expects its results to be impacted by a number of "out of the money" foreign exchange hedge contracts, which at present exchange rates, are estimated to be likely to have a negative EBIT impact in excess of $20 million.

The main items are:

1. The Independence Wine Company - Joint Venture Exit – total -$20.7 million

The company has exited The Independence Wine Company in the United States. This has led to a write-down of $12.5 million and a negative SGARA impact of $8.2 million associated with a write-down in the carrying value of the company's 100% owned Californian vineyards. Another $9.8 million associated with the IWC has been taken against Opening Retained Earnings for onerous grape and winery contracts not assumed by Southcorp's partner, in accordance with Accounting Standard AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets."

[1] Prior to the one-off factors

2. Residual matters relating to divested businesses – total -$6.1 million

This area includes outstanding liabilities, legal costs and a number of other matters associated with businesses which the company has exited. The total amount taken to earnings was -$6.1 million after a profit of $10.1 million from property sales.

3. Wine items – total -$26.9 million

These include an allowance made in the half year results, based on the weak trading conditions in UK/Europe, which have resulted in a high level of stock in trade. An amount of approximately $13 million is included for this purpose. In addition, there has been a reduction in loans and non-trading receivables amounting to approximately $10 million and, based on current trading conditions, surplus bulk wine and other inventories have been written-down to market value, amounting to approximately $4 million.

Portfolio Efficiency Measures

Despite the poor half-year results, solid progress is evident in a number of areas. The strength of the core premium brands is demonstrated by their contribution to 64% of total volumes and 79% of total sales revenues. The portfolio has seen a further evolution to these core brands. This trend is highly encouraging; the focus must be on ensuring the company captures the enhanced margins from these products as a key priority at both the revenue per case and earnings lines.

The company continues to make good progress in relation to key portfolio efficiency measures. Working capital to sales is at around 70% (on an annualised basis), with both inventory and receivables turnover improving during the half. Inventory to sales was at 51% at the half year, on an annualised basis. Balance sheet management remains a key focus. Capital expenditure is also on track to remain at less than two times depreciation.

The company remains committed to a premium wine company strategy. However, the focus must be on recognising that improved execution and better understanding of the requirements of the company's customer base, are absolute priorities.

Southcorp's commitment to the improvement of wine quality remains; the company's progress in this area is reflected by the level of wine show awards it achieved. During 2002 calendar year, Southcorp wines were awarded 23 trophies, 139 gold medals and over 900 silver and bronze medals in Australian wine shows.

Outlook

The next six months should see some improvement in the product mix, with contributions from new products releases, such as Thomas Hyland (released in Australia in November 2002 and UK/Europe in February 2003) and the Lindemans Reserve range. The release of super premium wines from February to May 2003, will also aid margins and earnings in the second half. However, as previously advised, the super premium release in 2003 will be significantly down on last year due to a lower 2000 vintage.

Trading conditions are expected to remain competitive in Southcorp's key markets, especially in the United Kingdom, during the remainder of this financial year.

The Directors have confidence in the second half outlook for the Australasian and the Americas Regions. However, on the basis of recent trading conditions in the UK market, and the review of sales and promotional activities, this Region will not meet its contribution. As a result, the previously advised full year Group earnings guidance of around $287m EBITA (pre SGARA) will not be met. In light of the uncertainty and volatility in some of the markets in which the company operates, the Directors consider it appropriate not to provide specific earnings guidance for the full year.

The company has instituted a worldwide search for a suitable candidate to fulfil the role of Chief Executive Officer. An announcement will be made as soon as practicable.

Rounding Off

The Company is of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 and, in accordance with that Class Order, amounts in the financial report and Directors' report have been rounded off to the nearest thousand dollars, unless otherwise stated.

Signed in accordance with a resolution of the Directors.

T B Finn, Director

Sydney, New South Wales
25 February 2003

Australia's Most Famous Wine

ROSEMOUNT ESTATE
The prestige wine of Australia

LINDEMANS
making life more enjoyable

Appendix 4B

Half yearly report

Name of entity

Southcorp Limited

ABN or equivalent company reference	Half yearly (tick)	Preliminary final (tick)	Half-year ended ('current period')
80 007 722 643	✓		**31 December 2002**

For announcement to the market

				$A'000
Revenues from ordinary activities (item 1.1)	down	53.3%	to	825,263
Profit (loss) from ordinary activities after tax attributable to members (item 1.22)	down	97.3%	to	5,706
Profit (loss) from extraordinary activities after tax attributable to members (item 2.5)				-
Net profit (loss) for the period attributable to members (item 1.11)	down	97.3%	to	5,706

Dividends	Amount per security	Franked amount per security
Interim dividend (item 15.6)	10.0c	8.0c at 30% tax
Previous corresponding period (item 15.7)	11.0c	11.0c at 30% tax

Record date for determining entitlements to the dividend (see item 15.2) | Friday, 30 May 2003

Brief explanation of any of the figures reported above and short details of any bonus or cash issue or other item(s) of importance not previously released to the market: Nil

Consolidated statement of financial performance

		Current period $A'000	Previous corresponding period - $A'000
1.1	Revenues from ordinary activities (see item 1.25.1)	**825,263**	1,768,155
1.2	Expenses from ordinary activities (see items 1.26.5)	**789,867**	1,454,947
1.3	Borrowing costs	**26,567**	46,592
1.4	Share of net profit (loss) of associates and joint venture entities (see item 16.7)	**(120)**	178
1.5	**Profit (loss) from ordinary activities before tax**	**8,709**	266,794
1.6	Income tax on ordinary activities	**3,001**	56,266
1.7	**Profit (loss) from ordinary activities after tax**	**5,708**	210,528
1.8	Profit (loss) from extraordinary items after tax (see item 2.5)	**-**	-
1.9	**Net profit (loss)**	**5,708**	210,528
1.10	Net profit (loss) attributable to outside equity interests	**2**	476
1.11	**Net profit (loss) for the period attributable to members**	**5,706**	210,052

Non-owner transaction changes in equity

1.12	Increase (decrease) in revaluation reserve	**-**	-
1.13	Net exchange differences recognised in equity	**381**	(4,401)
1.14.1	Decrease in equity on the initial adoption of Revised AASB 1028 "Employee Benefits"	**(1,019)**	-
1.14.2	Increase in equity on the initial adoption of AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets"	**52,313**	-
1.15	Initial adjustments from UIG transitional provisions.	**-**	-
1.16	**Total transactions and adjustments recognised directly in equity (items 1.12 to 1.15)**	**51,675**	(4,401)
1.17	**Total changes in equity not resulting from transactions with owners as owners**	**57,381**	205,651

Earnings per security (EPS)

1.18	Basic EPS	**0.8 cents**	28.5 cents
1.19	Diluted EPS	**0.8 cents**	28.4 cents

Notes to the consolidated statement of financial performance

Profit (loss) from ordinary activities attributable to members

		Current period $A'000	Previous corresponding period - $A'000
1.20	Profit (loss) from ordinary activities after tax (item 1.7)	**5,708**	210,528
1.21	Less (plus) outside equity interests (item 1.10)	**2**	476
1.22	**Profit (loss) from ordinary activities after tax attributable to members**	**5,706**	210,052

Revenues and expenses from ordinary activities

1.23	Revenue from sales and services	**728,136**	1,067,737
1.24	Interest revenue	**3,313**	7,551
1.25	Other relevant revenue	**93,814**	692,867
1.25.1	**Total revenue from ordinary activities**	**825,263**	1,768,155
1.26	Details of relevant expenses		
1.26.1	Cost of goods sold	**395,481**	635,566
1.26.2	Selling, marketing and distribution expenses	**233,377**	242,121
1.26.3	Administration expenses	**31,038**	50,190
1.26.4	Other expenses from ordinary activities	**129,971**	527,070
1.26.5	**Total expenses from ordinary activities excluding borrowing costs**	**789,867**	1,454,947
1.26.6	Individually significant items		
1.26.6.1	Reduction in revenues due to net decrement in net market value of USA grape vines (included in item 1.25)	**8,158**	-
1.26.6.2	Write-down of IWC loans and other related assets (included in item 1.26.4)	**12,521**	-
1.26.6.3	Proceeds from divestment of controlled entities and businesses (included in item 1.25)	-	618,994
1.26.6.4	Written down value of net assets and transaction and restructure costs of controlled entities and businesses divested (included in item 1.26.4)	-	459,605
1.26.6.5	Net profit (items 1.26.6.3 to 1.26.6.4)	-	159,389
1.27	Depreciation and amortisation excluding amortisation of intangibles (see item 2.3) (included in item 1.26.3 or 1.26.4)	**25,307**	35,646
Capitalised outlays			
1.28	Interest and other borrowing costs capitalised in asset values	**10,089**	8,531
1.29	Outlays capitalised in intangibles (unless arising from an acquisition of a business)	-	-

Consolidated retained profits

		Current period $A'000	Previous corresponding period $A'000
1.30	Retained profits at the beginning of the financial period	**664,989**	515,068
1.31	Net profit (loss) attributable to members (item 1.11)	**5,706**	210,052
1.32	Net transfer from (to) reserves	-	-
1.33	Net effect of changes in accounting policies: Adjustments to retained profits at the beginning of financial period on initial adoption of:		
	- Revised AASB 1012 "Foreign Currency Translation"	**(16,165)**	-
	- Revised AASB 1028 "Employee Benefits"	**(1,019)**	-
	- AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets" - Provision for Dividends	**81,361**	-
	- AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets" - Provision for Onerous Contracts	**(29,048)**	-
1.33.1	Total available for appropriation	**705,824**	725,120
1.34	Dividends and other equity distributions paid or payable	**81,419**	81,258
1.35	Retained profits at end of financial period	**624,405**	643,862

Intangible and extraordinary items

		Before tax $A'000	Related tax $A'000	Related outside equity interests $A'000	Amount (after tax) attributable to members $A'000
		Consolidated - current period			
2.1	Amortisation of goodwill	**19,982**	-	-	**19,982**
2.2	Amortisation of other intangibles	-	-	-	-
2.3	**Total amortisation of intangibles (included in item 1.26.4)**	**19,982**	-	-	**19,982**
2.4	Extraordinary items	-	-	-	-
2.5	**Total extraordinary items**	-	-	-	-
		Consolidated - previous corresponding period			
2.1	Amortisation of goodwill	20,162	-	-	20,162
2.2	Amortisation of other intangibles	704	-	-	704
2.3	**Total amortisation of intangibles (included in item 1.26.4)**	20,866	-	-	20,866
2.4	Extraordinary items	-	-	-	-
2.5	**Total extraordinary items**	-	-	-	-

Comparison of half year profits

(Preliminary final report only)

		Current year $A'000	Previous year $A'000
3.1	Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the 1st half year (item 1.23 in the half yearly report)	NA	NA
3.2	Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the 2nd half year	NA	NA

Consolidated statement of financial position

		At end of current period $A'000	As shown in last annual report $A'000	As in last half yearly report $A'000
	Current assets			
4.1	Cash assets	**29,258**	42,540	112,501
4.2	Receivables	**477,332**	552,511	1,197,236
4.3	Other financial assets	**-**	-	-
4.4	Inventories	**539,479**	624,098	557,049
4.5	Tax assets	**-**	-	-
4.6.1	Deferred foreign exchange costs and hedges	**101,178**	-	-
4.6.2	Other	**15,560**	11,075	18,396
4.7	**Total current assets**	**1,162,807**	1,230,224	1,885,182
	Non-current assets			
4.8	Receivables	**97,635**	83,316	188,909
4.9	Investments (equity accounted)	**4,054**	1,576	32,888
4.10	Other financial assets	**40,894**	41,160	46,695
4.11	Inventories	**198,733**	240,623	219,170
4.12	Exploration and evaluation expenditure capitalised	**-**	-	-
4.13	Development properties (mining entities)	**-**	-	-
4.14	Other property, plant and equipment (net)	**609,057**	648,505	627,615
4.14.1	Grape vines	**204,180**	172,569	210,355
4.15	Intangibles (net)	**1,265,403**	1,285,282	1,303,688
4.16	Tax assets	**40,339**	34,858	34,791
4.17	Other	**4,513**	8,905	5,493
4.18	**Total non-current assets**	**2,464,808**	2,516,794	2,669,604
4.19	**Total assets**	**3,627,615**	3,747,018	4,554,786
	Current liabilities			
4.20	Payables	**199,653**	361,310	248,793
4.21	Interest bearing liabilities	**107,096**	59,914	158,326
4.22	Tax liabilities	**12,869**	47,990	33,895
4.23	Provisions exc. tax liabilities	**66,794**	233,056	203,311
4.24	Other - Deferred foreign exchange gains and hedges	**101,178**	-	-
4.25	**Total current liabilities**	**487,590**	702,270	644,325
	Non-current liabilities			
4.26	Payables	**4,207**	1,143	168
4.27	Interest bearing liabilities	**750,725**	686,178	1,528,481
4.28	Tax liabilities	**81,329**	73,685	88,887
4.29	Provisions exc. tax liabilities	**45,744**	26,021	46,702
4.30	Other	**-**	-	-
4.31	**Total non-current liabilities**	**882,005**	787,027	1,664,238
4.32	**Total liabilities**	**1,369,595**	1,489,297	2,308,563
4.33	**Net assets**	**2,258,020**	2,257,721	2,246,223
	Equity			
4.34	Capital	**1,514,282**	1,489,947	1,482,596
4.35	Reserves	**119,321**	102,775	119,758
4.36	Retained profits	**624,405**	664,989	643,862
4.37	Equity attributable to members of the parent entity	**2,258,008**	2,257,711	2,246,216
4.38	Outside equity interests in controlled entities	**12**	10	7
4.39	**Total equity**	**2,258,020**	2,257,721	2,246,223
4.40	Preference capital and related premium included as part of 4.37	**-**	-	-

5 **Exploration and evaluation expenditure capitalised** - not applicable

6 **Development properties** - not applicable

Consolidated statement of cash flows

		Current period $A'000	Previous corresponding period $A'000
	Cash flows related to operating activities		
7.1	Cash receipts in the course of operations	**914,710**	1,145,078
7.2	Cash payments in the course of operations	**(812,307)**	(1,043,525)
7.7	Income taxes paid	**(27,730)**	(20,961)
7.8	Other	**-**	-
7.9	**Net operating cash flows**	**74,673**	80,592
	Cash flows related to investing activities		
7.3	Dividends received from associates	**-**	-
7.4	Other dividends received	**-**	44
7.10	Payments for property, plant and equipment and grape vines	**(30,869)**	(67,710)
7.11	Proceeds from sale of property, plant and equipment and grape vines	**13,112**	353
7.12	Payments for equity accounted investments	**(2,619)**	(2,367)
7.12.1	Payments for equity investments	**-**	-
7.12.2	Payments for controlled entities, net of cash acquired	**-**	(783)
7.13	Proceeds from sale of equity investments	**-**	-
7.13.1	Proceeds from divestment of controlled entities and businesses, net of cash disposed	**-**	(12,833)
7.13.2	Proceeds from sale of other non-current assets	**150**	-
7.16	Payments for transaction and restructure costs of controlled entities and businesses divested in previous years	**(9,768)**	(25,126)
7.16.1	Other payments	**(48)**	(1,831)
7.17	**Net investing cash flows**	**(30,042)**	(110,253)
	Cash flows related to financing activities		
7.18	Proceeds from issues of shares	**20,487**	45,867
7.19	Proceeds from borrowings	**396,377**	499,656
7.20	Repayment of borrowings	**(290,398)**	(337,078)
7.14	Loans advanced	**(13,841)**	(5,398)
7.15	Proceeds from repayment of loans	**7,916**	8,815
7.15.1	Proceeds from deferred consideration of controlled entities and businesses divested in previous years	**3,428**	-
7.5	Interest and other items of a similar nature received	**5,251**	7,672
7.6	Interest and other costs of finance paid	**(30,090)**	(45,553)
7.21	Dividends paid	**(162,773)**	(144,016)
7.22	Other	**-**	-
7.23	**Net financing cash flows**	**(63,643)**	29,965
7.24	**Net increase (decrease) in cash held**	**(19,012)**	304
7.25	Cash at beginning of period (see reconciliation of cash)	**41,047**	72,305
7.26	Exchange rate adjustments to item 7.25	**534**	577
7.27	**Cash at end of period** (see reconciliation of cash)	**22,569**	73,186

Non-cash financing and investing activities

During the current period, a total of 710,000 (2001: 2,740,000) ordinary fully paid shares were issued under the Southcorp Executive Share and Option Plan for which loans of $3,848,000 (2001: $19,701,000) were made by the Company. These transactions are treated as not giving rise to cash flows.

Reconciliation of cash

Reconciliation of cash at end of period (as shown in the consolidated statement of cash flows) to the related items in the accounts is a follows:	Current period $A'000	Previous corresponding period - $A'000
8.1 Cash on hand and at bank	**15,151**	87,331
8.2 Deposits at call	**14,107**	25,170
8.3 Bank overdraft	**(6,689)**	(9,315)
8.4 Other - Short term bank loans	**-**	(30,000)
8.5 **Total cash at end of period** (item 7.27)	**22,569**	73,186

Other notes to the financial statements
Ratios

	Current period	Previous corresponding period
Profit before tax / revenue 9.1 Consolidated profit (loss) from ordinary activities before tax (item 1.5) as a percentage of revenue (Item 1.1)	**1.1%**	15.1%
Profit after tax / equity interests 9.2 Consolidated net profit (loss) from ordinary activities after tax attributable to members (Item 1.11) as a percentage of equity (similarly attributable) at the end of the period (Item 4.37)	**0.3%**	9.4%

Earnings per security (EPS)

10.1 Details of basic and diluted EPS reported separately in accordance with paragraph 9 and 18 of AASB 1027: Earnings per Share are as follows:

	Current period	Previous corresponding period
	Number of ordinary shares	
Weighted average number of ordinary shares used in the calculation of basic EPS	**741,900,865**	736,444,451
Add: weighted average potential ordinary shares	**482,874**	4,169,537
Weighted average number of ordinary shares and potential ordinary shares used in the calculation of diluted EPS	**742,383,739**	740,613,988
Net profit used in calculating basic earnings per share and diluted earnings per share	**A$'000** **5,706**	A$'000 210,052

NTA backing

	Current period	Previous corresponding period
11.1 **Net tangible asset backing per ordinary security**	**$1.33**	$1.28

Discontinuing operations

12.1	Nil

Control gained over entities having a material effect

13.1	Name of entity (or group of entities)	NA
		$A'000
13.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entities since the date in the current period on which control was acquired	
13.3	Date from which such profit has been calculated	
13.4	Profit (loss) from ordinary activities and extraordinary items after tax of the entities for the whole of the previous corresponding period	

Previous corresponding period

The consolidated entity did not gain control over any entities during the prior corresponding half-year.

Loss of control of entities having a material effect

14.1	Name of businesses and controlled entity (or group of entities)	NA
		$A'000
14.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entities for the current period to the date of loss of control	
14.3	Date to which the profit (loss) in item 14.2 has been calculated	
14.4	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entities while controlled during the whole of the previous corresponding period	
14.5	Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	

Previous corresponding period

Name of businesses and entity	Date disposed	Consolidated entity's interest %	Consideration $A'000	Contribution to consolidated net profit $A'000
Australasian Water Heater and Clean Air Systems	31 December 2001	100	618,994	23,638

Contribution to consolidated profit (loss) from ordinary activities and extraordinary items after tax and other expenses and related restructure costs from disposal of interests in businesses and controlled entities was $129,875,000.

Dividends

15.1	Date the dividend is payable	Tuesday, 1 July 2003
15.2	Record date to determine entitlements to the dividends (ie, on the basis of registrable transfers received up to 5.00 pm if paper based, or by "End of Day" if a proper SCH transfer)	Friday, 30 May 2003
15.3	If it is a final dividend, has it been declared? *(Preliminary final report only)*	NA

Amount per security

			Amount per security	Franked amount per security
	(Preliminary final report only)			
15.4	**Final dividend**	**Current year**	**NA**	**NA**
15.5		Previous year	NA	NA
15.6	**Interim dividend ***	**Current year**	**10.0c**	**8.0c at 30% tax**
15.7		Previous year	11.0c	11.0c at 30% tax

For the above period, the amount of foreign source dividend per security was nil.

Total dividend per security

(Preliminary final report only)

		Current year	Previous year
15.8	Ordinary securities	NA	NA
15.9	Preference securities	NA	NA

Interim dividend

(Half yearly report)

		Current period $A'000	Previous corresponding period - $A'000
15.10	Ordinary securities	**74,451**	81,236
15.11	Preference securities	**NA**	NA
15.12	**Total**	**74,451**	81,236

The dividend plan shown below has been suspended and is not in operation.

The Southcorp Limited Dividend Reinvestment Plan remains suspended

The last date for receipt of election notices for the dividend plan: NA

Any other disclosures in relation to dividends.

During the period, Southcorp Limited has paid or provided for dividends not previously recognised in retained profits as follows:

	$A'000
Final dividend on ordinary shares as provided for on 30 June 2002 and paid on 7 October 2002	81,361
Underprovision in respect of the final dividend paid on 7 October 2002	58
	81,419

* The financial effect of current period dividends have not been brought to account in the consolidated entity's financial statements for the period ended 31 December 2002. Subsequent to reporting date the directors have declared an interim dividend of $74,451,000 to be paid on the date shown in 15.1.

Details of aggregate share of profits (losses) of associates and joint venture entities

Group's share of associates' and joint venture entities':	Current period $A'000	Previous corresponding period - $A'000
16.1 Profit (loss) from ordinary activities before tax	(120)	566
16.2 Income tax on ordinary activities	-	(388)
16.3 Profit (loss) from ordinary activities after tax	(120)	178
16.4 Extraordinary items net of tax	-	-
16.5 Net profit (loss)	(120)	178
16.6 Adjustments	-	-
16.7 Share of net profit (loss) of associates and joint venture entities	(120)	178

Material interests in entities which are not controlled entities

Name of entity	Percentage of ownership interest held at end of period		Contribution to net profit (loss) (Item 1.9)	
	Current period %	Previous corresponding period	**Current period $A'000**	Previous corresponding period - $A'000
17.1 **Equity accounted associates and joint venture entities** Not Applicable				
17.2 **Total**			-	-
17.3 **Other material interests**				

Issued and quoted securities at end of current period

	Category of securities (All securities are fully paid)	Number issued	Number quoted		
18.1	**Preference securities**	Nil	Nil		
18.2	Issued during current period	Nil	Nil		
18.3	**Ordinary Securities**				
	At end of current period				
	Fully paid ordinary shares	744,508,138	744,508,138		
18.4	Issued during current period	4,920,450	4,920,450		
18.5	**Convertible debt securities**	Nil	Nil	Nil	Nil
18.6	Issued during current period	Nil	Nil	Nil	Nil
18.7	**Options**			Exercise price	Expiry date
	At end of current period				
	Fully paid ordinary shares	55,000	Nil	5.17	30 Sep 2003
	Fully paid ordinary shares	25,000	Nil	5.19	30 Sep 2003
	Fully paid ordinary shares	333,334	Nil	5.47	28 Oct 2004
	Fully paid ordinary shares	390,700	Nil	4.65	31 Oct 2004
	Fully paid ordinary shares	415,000	Nil	5.38	30 Sep 2009
	Fully paid ordinary shares	75,000	Nil	4.59	30 Sep 2009
	Fully paid ordinary shares*	1,800,000	Nil	4.54	31 Dec 2005
	Fully paid ordinary shares	175,000	Nil	6.50	31 Dec 2010
	Fully paid ordinary shares	775,000	Nil	7.19	30 Jun 2011
	Fully paid ordinary shares	2,000,000	Nil	6.83	2 Feb 2004
	Fully paid ordinary shares	620,000	Nil	5.42	30 Sep 2012
	* Options lapsed on 1 January 2003				
18.8	Issued during current period				
	Fully paid ordinary shares	620,000	Nil	5.42	30 Sep 2012
18.9	Exercised during current period				
	Fully paid ordinary shares	125,000	Nil	5.17	30 Sep 2003
	Fully paid ordinary shares	250,000	Nil	5.19	31 Dec 2006
	Fully paid ordinary shares	2,865,450	Nil	4.65	31 Oct 2004
	Fully paid ordinary shares	970,000	Nil	5.38	30 Sep 2009
18.10	Lapsed during current period				
	Fully paid ordinary shares	75,000	Nil	5.57	30 Sep 2002
	Fully paid ordinary shares	140,000	Nil	5.55	30 Sep 2002
	Fully paid ordinary shares	6,450	Nil	4.65	31 Oct 2004
	Fully paid ordinary shares	840,000	Nil	5.38	30 Sep 2009
	Fully paid ordinary shares	250,000	Nil	4.70	30 Sep 2009
	Fully paid ordinary shares	20,000	Nil	4.47	30 Jun 2010
	Fully paid ordinary shares	110,000	Nil	7.19	30 Jun 2011
18.11	**Debentures**	Nil	Nil	Nil	Nil
18.12	**Unsecured notes**	Nil	Nil	Nil	Nil

Report for segments

Primary reporting Geographic segments	Australasia	UK /Europe	Americas	Unallocated & inter-segment eliminations	Total
2002 ($'000)					
Revenue					
Sales to external customers	245,769	212,218	270,149	-	728,136
Inter-segment sales	253,940	-	-	(253,940)	-
Other revenue	45,135	1,912	(4,479)	(3,896)	38,672
Segment revenue - Wine	544,844	214,130	265,670	(257,836)	766,808
Previously divested businesses					55,142
Unallocated					3,313
Total revenue					825,263
Result					
EBITA (pre SGARA and significant items)	15,787	(2,142)	63,976	-	77,621
SGARA (1)	1,491	1,017	(9,543)	-	(7,035)
Significant items (2)	-	-	(12,521)	-	(12,521)
Amortisation of goodwill				(19,982)	(19,982)
Segment result - Wine	17,278	(1,125)	41,912	(19,982)	38,083
Previously divested businesses					(6,120)
Earnings before interest and tax					31,963
Net interest and other borrowing costs					(23,254)
Profit from ordinary activities before income tax					8,709
Income tax expense					(3,001)
Profit from ordinary activities after income tax					5,708
(1) includes write-down in USA grape vines $8,158					
(2) represents write-down of IWC loan & other assets.					
2001 ($'000)					
Revenue					
Sales to external customers	269,488	199,795	241,250	-	710,533
Inter-segment sales	269,858	-	-	(269,858)	-
Other revenue	45,366	195	3,793	(2,025)	47,329
Wine	584,712	199,990	245,043	(271,883)	757,862
Water Heater	152,138	10,282	204,414	(9,050)	357,784
Segment revenue	736,850	210,272	449,457	(280,933)	1,115,646
Divestments					618,994
Unallocated					33,515
Total revenue					1,768,155
Result					
EBITA (pre SGARA)	34,774	30,896	62,882	-	128,552
SGARA	11,825	(291)	(1,430)	-	10,104
Amortisation of goodwill				(18,423)	(18,423)
Wine	46,599	30,605	61,452	(18,423)	120,233
Water Heater	30,755	947	974	(2,443)	30,233
Segment result	77,354	31,552	62,426	(20,866)	150,466
Divestments					159,389
Unallocated					(4,021)
Earnings before interest and tax					305,834
Net interest and other borrowing costs					(39,040)
Profit from ordinary activities before income tax					266,794
Income tax expense					(56,266)
Profit from ordinary activities after income tax					210,528

Compilation of segment information

Segment revenue includes sales and other revenue and is based on the geographical location of customers.

The consolidated entity operates geographically mainly as follows:

Australasia - Viticulture, production and sale of wine.

In the prior period, manufacturing and sale of water heaters and clean air systems.

UK/Europe - Customers for wine mainly exported from Australia with some viticulture and production of wine in France.

In the prior period, customers for clean air systems exported from Australia and manufacture and sale of clean air systems.

Americas - Customers for wine mainly exported from Australia with some viticulture and production of wine in the USA.

In the prior period, manufacture and sale of water heaters and customers for clean air systems exported from Australia.

Comments by Directors

Comments by the Directors on the results and any material factors which affected the earnings of the economic entity for the half-year are included in the attached media release.

19.1 Basis of accounts preparation

The half-year consolidated financial report is a general purpose financial report which has been prepared in accordance with the requirements of the Corporations Act 2001, Accounting Standard AASB 1029 "Interim Financial Reporting", the recognition and measurement requirements of applicable AASB standards, other authoritative pronouncements of the Australian Accounting Standards Board and Urgent Issues Group consensus views. This half-year financial report is to be read in conjunction with the 30 June 2002 Annual Financial Report and any public announcements by Southcorp Limited and its controlled entities during the half-year in accordance with continuous disclosure obligations arising under the Corporations Act 2001 and ASX Listing Rules.

It has been prepared on the basis of historical costs and except where stated, does not take into account changing money values or current valuations of non-current assets. These accounting policies have been consistently applied by each entity in the consolidated entity and, except where there is a change in accounting policy as disclosed at item 19.5, are consistent with those applied in the 30 June 2002 Annual Financial Report.

This half-year report does not include full note disclosures of the type normally included in an annual financial report. This report should be read in conjunction with the attached media release.

19.2 Material factors affecting the revenues and expenses of the consolidated entity for the current period:

Refer attached Media Release.

19.3 Description of each event since the end of the current period which has had a material effect and is not related to matters already reported, with financial effect quantified if possible:

On 3 February 2003, the Board of Southcorp announced to the ASX, the resignation of Keith Lambert, the Company's Managing Director and Chief Executive Officer, effective as of that date.
The financial arrangements associated with his resignation (to be charged in the second half year) are as follows:
Amount payable under service agreement and other statutory entitlements upon severance: $2,946,449
Non-compete agreement (which prevents Mr Lambert from engaging in certain activities which may pose a competitive threat to Southcorp's business interests for a period of 12 months) a maximum of $1,431,450.

19.4 Franking credits available and prospects for paying fully or partly franked dividends for at least the next year:

On 1 July 2002, the New Business Tax System (Imputation) Act 2002 was introduced into Australia which required measurement of franking credits based on the amount of income tax paid, rather than on after tax profits.
At the end of the current period after providing for tax payable in the current period and after allowing for franking of the interim dividend, there was a deficit of $9,561,000 in franking credits available.
Based on current forecasts, the Directors anticipate being able to pay 80% franked dividends for the next year.
The Directors have declared an interim dividend of 10.00 cents per share franked to 80%.

Comments by Directors (continued)

19.5 Changes in accounting policies and estimation methods since the last annual report are disclosed as follows:

Foreign currency translation
The consolidated entity has applied the revised AASB 1012 "Foreign Currency Translation" (issued in November 2000) for the first time from 1 July 2002.

For hedges of future anticipated purchases or sales, the gains or costs on entering the hedge and exchange differences based on the spot rate at reporting date are now deferred and recognised as assets and liabilities in the statement of financial position. These amounts were not previously recognised until the hedged transaction occurred, the hedge was terminated or it became probable that the hedged transaction would not occur as designated. This does not impact the statement of financial performance or net assets, and there was no impact on opening retained profits at 1 July 2002.
At 31 December 2002, the consolidated entity recognised the following amounts:
- deferred foreign exchange losses of $65,969,000
- deferred foreign exchange gains of $35,209,000, and
This increased both total assets and total liabilities at 31 December 2002 by $101,178,000.

In addition, the balance of the foreign currency translation reserve ("FCTR") which relates to a divested self-sustaining foreign operation must now be transferred to retained profits.
The initial adjustments to the consolidated financial report as at 1 July 2002 as a result of this change are:
- $16,165,000 increase in FCTR, and
- $16,165,000 decrease in opening retained profits.
There was no impact on the statement of financial performance for the reporting period to 31 December 2002.

Employee benefits
The consolidated entity has applied the revised AASB 1028 "Employee Benefits" (issued in June 2001) for the first time from 1 July 2002.
The liabilities for wages and salaries, annual leave and sick leave are now calculated using the remuneration rates, which the consolidated entity expects to pay as at each reporting date, not wage and salary rates current at reporting date.
The initial adjustments to the consolidated financial report as at 1 July 2002 as a result of this change are:
- $1,404,000 increase in provision for employee benefits
- $1,019,000 decrease in opening retained profits, and
- $385,000 increase in future income tax benefit.
As a result of this change in accounting policy, employee benefits expense decreased by $657,000 and income tax expense increased by $197,000 for the reporting period to 31 December 2002.

Provisions, contingent liabilities and contingent assets
The consolidated entity has applied AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets" (issued in October 2001) for the first time from 1 July 2002.

Dividends are now recognised at the time they are declared, determined or publicly recommended. Previously dividends were recognised in the period to which they related, even though the dividends were declared after the end of that period.
The adjustments to the consolidated financial report as at 1 July 2002 as a result of this change are:
- $81,361,000 increase in opening retained profits
- $81,361,000 decrease in provision for dividends.
The financial effect of current period dividends have not been brought to account in the consolidated entity's financial statements for the period ended 31 December 2002.
Subsequent to reporting date the directors have declared an interim dividend of $74,451,000 to be paid on the date shown in 15.1.

Comments by Directors (continued)

19.5 Changes in accounting policies (continued)

Provisions, contingent liabilities and contingent assets (continued)
A provision must now be recognised in relation to onerous contracts.
A number of contracts held by the consolidated entity have been identified as onerous, whereby the unavoidable costs of meeting the obligations under these contracts exceed the future economic benefits expected to be received. This provision relates to onerous surplus grape supply contracts. As a result, the adjustments to the consolidated financial report as at 1 July 2002 due to this change are:
- $29,048,000 decrease in opening retained profits
- $37,277,000 increase in provisions
- $8,229,000 increase in future income tax benefit

As a result of this change in accounting policy, pre-tax profit increased by $1,817,000 and income tax expense decreased by $242,000 for the reporting period to 31 December 2002.

19.6 Revisions in estimates are disclosed as follows - nature and amount of revisions in estimates of amounts reported in previous annual reports if those revisions have a material effect in this year.

There are no material changes.

19.7 Changes in contingent liabilities or assets since last annual report are disclosed as follows.

The new accounting standard AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets" has been applied for the first time from 1 July 2002. This standard amends the measurement and disclosure requirements for contingent liabilities and for the first time requires the disclosure of contingent assets.
On this basis and including events since June 2002:
- The contingent liability previously disclosed in relation to guarantees provided to third parties has reduced from $8,024,000 to nil on the basis that the probability of a future sacrifice of economic benefits is remote
- The contingent liability previously disclosed in relation to termination benefits payable to directors and and executives under service agreements has increased from $2,601,000 to $5,945,000
- A contingent asset exists relating to potential deferred consideration for businesses previously divested. It is not practicable to estimate the potential financial effect, and
- A contingent asset exists relating to potential compensation receivable from a supplier to a previously divested business. This is currently subject to legal action and disclosure of the potential financial effect would seriously prejudice our position.

There are no other material changes to the disclosures made in our 2002 Annual Report.

Annual meeting

(Preliminary final report only)

The annual meeting will be held as follows:

Place	NA
Date	NA
Time	NA
Date the annual report will be available	NA

Compliance statement

1 This report has been prepared in accordance to AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to the ASX.

Identify other standards used: None

2 This report and the financial statements prepared under the Corporations Act 2001 use the same accounting policies.

3 This report does give a true and fair view of the matters disclosed.

4 This report is based on financial statements to which one of the following applies:
(Tick one)

☐	The financial statements have been audited.	✓	The financial statements have been subject to review.
☐	The financial statements are in the process of being audited or subject to review.	☐	The financial statements have *not* yet been audited or reviewed.

5 If the accounts have been or are being audited or subject to a review and the audit report is not attached, details of any qualifications will follow immediately they are available.

6 The entity has a formally constituted audit committee.

Sign here: ______________________ Date: 25 February 2003
Company Secretary

Print name: Martin Hudson

SOUTHCORP LIMITED

DIRECTORS' DECLARATION

In the opinion of the Directors of Southcorp Limited:

1. the financial statements and notes set out on pages 1 to 16, are in accordance with the Corporations Act 2001, including:

    a) giving a true and fair view of the financial position of the consolidated entity as at 31 December 2002 and of its performance, as represented by the results of its operations and cash flows for the half-year ended on that date; and

    b) complying with Accounting Standard AASB 1029 "Interim Financial Reporting" and the Corporations Regulations 2001; and

2. there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of the Directors.

T B Finn, Director

Sydney, New South Wales
25 February 2003

KPMG

Independent review report to the members of Southcorp Limited

Scope

We have reviewed the financial report of Southcorp Limited for the half-year ended 31 December 2002 in the form of Appendix 4B of the Australian Stock Exchange Listing Rules, consisting of the statement of financial performance, statement of financial position, statement of cash flows, accompanying notes and the directors' declaration set out on pages 1 to 16, but excluding the following sections:

a) Material factors affecting the revenues and expenses of the consolidated entity for the current period (page 13);

b) Compliance statements (page 16);

c) Ratios (page 7);

d) NTA backing (page 7).

The financial report includes the consolidated financial statements of the consolidated entity, comprising the Company and the entities it controlled at the end of the half-year or from time to time during the half-year. The Company's directors are responsible for the financial report.

We have performed an independent review of the financial report in order to state whether, on basis of procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with Accounting Standard AASB 1029 "Interim Financial Reporting" and other mandatory professional reporting requirements and statutory requirements in Australia so as to present a view which is consistent with our understanding of the consolidated entity's financial position, and performance as represented by the results of its operations and its cash flows and in order for the Company to lodge the financial report with the Australian Securities and Investments Commission.

Our review has been conducted in accordance with Australian Auditing Standards applicable to review engagements. The review is limited primarily to inquiries of company personnel and analytical procedures applied to the financial data. Our review has not involved a study and evaluation of internal accounting controls, tests of accounting records or tests of responses to inquiries by obtaining corroborative evidence from inspection, observation or confirmation. The procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

KPMG

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Southcorp Limited is not in accordance with:

a) the Corporations Act 2001, including:

   i. giving a true and fair view of the consolidated entity's financial position as at 31 December 2002 and of its performance for the half-year ended on that date; and

   ii. complying with Accounting Standard AASB 1029 "Interim Financial Reporting" and the Corporations Regulations 2001; and

b) other mandatory professional reporting requirements in Australia.

KPMG

KPMG

David Rogers

D S Rogers
Partner

Sydney

25 February 2003

Penfolds
Australia's Most Famous Wine

ROSEMOUNT ESTATE
The prestige wine of Australia

LINDEMANS
making life more enjoyable

NEWS RELEASE
Southcorp 2003 Interim Results

25 February 2003

FINANCIAL RESULTS OVERVIEW

$A '000s	HY 02	HY 03	% chge
Revenue			
- Wine	686,412	725,356	6%
- Bulk Wine	24,121	2,780	(88%)
- Water Heaters	357,784	-	
- Proceeds from Sale Of Water Heaters	618,994	-	
- Sales Of Assets	23,863	55,559	133%
- Other Revenue (Incl Increase In Value Of Grape Vines)	56,981	41,568	(27%)
	1,768,155	**825,263**	(53%)
EBITA (pre SGARA)			
- Wine	128,552	104,483	(19%)
- Water Heaters	32,676	-	
- Profit from Sale Of Water Heaters	159,389	-	
- One-Off Items - IWC write-downs	-	(12,521)	
- One-Off Items - Wine	-	(26,862)	
- One-Off Items - Residual Impact of Divested Businesses	-	(6,120)	
- Unallocated	(4,021)	-	
	316,596	**58,980**	(81%)
SGARA	10,104	(7,035)	(170%)
EBITA	326,700	51,945	(84%)
Amortisation Of Goodwill + Other Intangibles	(20,866)	(19,982)	(4%)
EBIT	305,834	31,963	(90%)
Net Interest & Other Borrowing Costs	(39,040)	(23,254)	(40%)
Profit Before Tax	266,794	8,709	(97%)
Tax	(56,266)	(3,001)	(95%)
NPAT	**210,528**	**5,708**	**(97%)**

SUMMARY OF MAIN FEATURES

- Wine sales revenues (excluding bulk wine) of $725.4 million - up 5.7% from the prior corresponding period.
- Strong volume growth of 7.2% to 11.6 million cases.
  - Core premium brand volumes of Penfolds, Lindemans, Rosemount and Wynns Coonawarra Estate - up 21%.
  - Core premium brands: 64% of volumes and 79% of sales revenues.
- Earnings Before Interest Tax and Amortisation [EBITA (pre SGARA)] of $59.0 million, after a number of one-off items - down 81.4%.
- Wine Group operational EBITA (pre SGARA) of $104.5 million - down 18.7%.
- One-off negative factors impacting EBITA include:
  - Write-down of The Independence Wine Company [IWC] loan and other assets of $12.5 million (plus an adverse SGARA impact of $8.2 million from the write-down in value of Californian vineyard holdings).

SOUTHCORP
Southcorp Limited ABN 80 007 722 643
403 Pacific Highway, Artarmon NSW 2064, P.O. Box 366, Artarmon NSW 1570, Australia
Telephone +61 2 9465 1000 Facsimile: +61 2 9465 1100

- Residual earnings impact from divested businesses of -$6.1 million.
- Wine items -$26.9 million.

- Statutory Net Profit after Tax [NPAT] of $5.7 million, inclusive of the above one-off factors.
- The Directors have announced an Interim Dividend of 10 cents per share (11 cents per share for prior corresponding period), franked to 80%.

OVERVIEW OF RESULTS

Southcorp's results have been affected by factors in three main areas: difficult trading conditions in some areas where the company operates; poor executional performance in some parts of the business and a number of one-off factors. While volume growth has been a solid 7%, and core brand growth an encouraging 21%, the associated earnings performance of the company has clearly been unsatisfactory.

TRADING CONDITIONS

The company operates in three distinctly different markets, each displaying different characteristics.

Americas

This Region achieved an underlying Wine EBITA (pre SGARA) of $67.8 million[1], up 8% from the prior corresponding period. The solid continuing growth in this market, despite competitive trading conditions, attests to the strength of the company's brands and efficient business execution.

Australasia

The Australasian Region reported EBITA of $22.2 million[1], down 36%. A number of factors accounted for the Australasian result, including a lower contribution from super premium products, as previously advised; some weakness in trading conditions during Christmas and above budgeted promotional spend due in part to the workout of product lines, as well as the need to sell-through retained inventory at the beginning of the financial year.

United Kingdom/Europe

The results in the United Kingdom market were particularly weak, attesting to the highly difficult trading conditions in this market. The underlying Wine EBITA for the United Kingdom/Europe was $14.5 million[1], a decline of 53%. Christmas sales volumes in the United Kingdom were significantly weaker than anticipated. In general, sales volumes were skewed to lower margin products. In this context, the effectiveness of the company's promotional expenditure in this market was sub optimal, and led to the marked deterioration in margins.

BUSINESS EXECUTION

According to Brian Finn, Executive Chairman of Southcorp: "The company has not appropriately capitalised on its inherent strengths as a global wine supplier. While tougher

[1] Prior to the one-off factors

trading conditions have depressed performance in the UK/Europe and Australasia, a number of factors within the company's control have had a bearing on the poorer than anticipated results."

"The Board has identified the key areas requiring immediate attention. These are an improvement in earnings performance based on the portfolio of products we sell, the more efficient deployment of promotional expenditure, and the accelerated capture of cost reductions across the business. The focus is very much on managing the business – and the key market challenges in each region - for profitable volume growth as distinct from volume growth as the primary driver," Mr Finn said.

"In light of the current results, actions in a number of areas have or are being initiated. In Australia, the level and effectiveness of promotional expenditure is now subject to much closer control at the regional and head office level, with allocation of promotional dollars now more closely directed to delivering product outcomes as distinct from volume outcomes."

"Business efficiency programmes have been accelerated across the business, incorporating input costs, overhead costs and capital expenditure," Mr Finn said.

PORTFOLIO AND BALANCE SHEET ITEMS

The result for the half has been affected by a number of one-off factors. These include the IWC write-down, already announced. In addition, an allowance has been made for a number of portfolio and balance sheet items in the half-year result. The total estimated one-off EBIT impact for these items is $55.2 million.

The main items are as follows:

1. **The Independence Wine Company - Joint Venture Cessation – total -$20.7 million**

The company has concluded its joint venture through The Independence Wine Company in the United States. This has led to asset write-downs of $12.5 million and a negative SGARA impact of $8.2 million associated with a write-down in the carrying value of the company's 100% owned Californian vineyards. Another $9.8 million associated with the IWC has been taken against Opening Retained Earnings for onerous grape and winery contracts not assumed by Southcorp's partner, in accordance with Accounting Standard AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets."

2. **Residual matters relating to divested businesses – total -$6.1 million**

This area includes outstanding liabilities, legal costs and a number of other matters associated with businesses which the company has exited. The total amount taken to earnings was -$6.1 million after a profit of $10.1 million from property sales.

3. **Wine items – total -$26.9 million**

These include the following:

a. An allowance has been made in the half year results, based on the weak trading conditions in UK/Europe, which has resulted in a high level of stock in trade. An amount of approximately $13 million is included for this purpose.

b. A reduction in loans and non-trading receivables, amounting to approximately $10 million.

c. Based on current trading conditions, surplus bulk wine and other inventories have been written-down to market value, amounting to approximately $4 million.

In the second half of financial year 2003 the company expects its results to be impacted by a number of "out of the money" foreign exchange hedge contracts, which at present exchange rates, are estimated to be likely to have a negative EBIT impact in excess of $20 million.

PORTFOLIO EFFICIENCY MEASURES

"Despite the poor half year results, solid progress is evident in a number of areas. The strength of the core premium brands is demonstrated by their contribution to 64% of total volumes and 79% of total sales revenues. The portfolio has seen a further evolution of these core brands. This trend is highly encouraging. The focus must be on ensuring the company captures the enhanced margins from these products as a key priority at both the revenue per case and earnings lines," according to Mr Finn.

"The company continues to make good progress in relation to key portfolio efficiency measures. Working capital to sales is at around 70% (on an annualised basis), with both inventory and receivables turnover improving during the half. Inventory to sales was at 51% at the half year, on an annualised basis. Balance sheet management remains a key focus. Capital expenditure is also on track to remain at less than two times depreciation."

"The company remains committed to a premium wine company strategy. However, the focus must be on recognising that improved execution and better understanding of the requirements of our customer base are absolute priorities."

"Southcorp's commitment to the improvement of wine quality remains. Our progress in this area is reflected in the level of wine show awards the company has achieved. During 2002 calendar year, Southcorp wines were awarded 23 trophies, 139 gold medals and over 900 silver and bronze medals in Australian wine shows."

OUTLOOK

"The next six months should see some improvement in the product mix, with contributions from new products releases, such as Thomas Hyland (released in Australia in November 2002 and UK/Europe in February 2003) and the Lindemans Reserve range. The release of super premium wines from February to May 2003, will also aid margins and earnings in the second half. However, as previously advised, the super premium release in 2003 will be significantly down on last year due to a lower 2000 vintage. In addition, merger related cost benefits from the sale of 2002 vintage products will give rise to improved margins in the second half."

"Trading conditions are expected to remain competitive in our key markets, especially in the United Kingdom, during the remainder of this financial year," Mr Finn said.

"The Directors have confidence in the second half outlook for the Australasian and the Americas Regions. However, on the basis of recent trading conditions in the United Kingdom market, and the review of sales and promotional activities, this Region will not meet its expected contribution. As a result, the previously advised full year Group

earnings guidance of around $287m EBITA (pre SGARA) will not be met. In light of the uncertainty and volatility in some of the markets in which we operate – as well as the company's own review of its sales and promotional activities during the next few months – the Directors consider it appropriate not to provide specific earnings guidance for the full year."

"The company has instituted a worldwide search for a suitable candidate to fulfil the role of Chief Executive Officer. An announcement will be made as soon as practicable," said Mr Finn.

DIVIDEND

In light of the recent financial performance of the company, the Directors have declared an interim dividend of 10.0 cents per share, with a franking level of 80%. This compares to the previous interim dividend of 11.0 cents per share fully franked. The dividend will be paid on 1 July 2003 to shareholders registered as at 30 May 2003. Shares will be quoted ex-dividend on the Australian Stock Exchange from 2 June 2003.

For further information contact:

Dr Robert Porter
General Manager, Investor Relations & Corporate Affairs
Telephone: 02 9465 1154
Mobile: 0407 391 829
Facsimile: 02 9465 1181

Ms Kristina Devon
Senior Investor Relations Analyst
Telephone: 02 9465 1048
Mobile: 0409 030 767
Facsimile: 02 9465 1181

Southcorp's website at www.southcorp.com.au contains copies of the News Release as well as the presentational document accompanying the Interim Results.

Penfolds
Australia's Most Famous Wine

ROSEMOUNT ESTATE
The prestige wine of Australia

LINDEMANS
making life more enjoyable

Reported Earnings

$A '000s	HY 02	HY 03	% chge
Revenue			
- Wine	686,412	725,356	6%
- Bulk Wine	24,121	2,780	(88%)
- Water Heaters	357,784	-	
- Proceeds from Sale Of Water Heaters	618,994	-	
- Sales Of Assets	23,863	55,559	133%
- Other Revenue (Incl Increase In Value Of Grape Vines)	56,981	41,568	(27%)
	1,768,155	**825,263**	(53%)
EBITA (pre SGARA)			
- Wine	128,552	104,483	(19%)
- Water Heaters	32,676	-	
- Profit from Sale Of Water Heaters	159,389	-	
- One-Off Items - IWC write-downs	-	(12,521)	
- One-Off Items - Wine	-	(26,862)	
- One-Off Items - Residual Impact of Divested Businesses	-	(6,120)	
- Unallocated	(4,021)	-	
	316,596	**58,980**	(81%)
SGARA			
- SGARA	10,104	1,123	(89%)
- One-Off items - Californian Vineyard write-down	-	(8,158)	
	10,104	**(7,035)**	(170%)
EBITA			
- Wine	138,656	105,606	(24%)
- Water Heaters	32,676	-	
- Profit from Sale Of Water Heaters	159,389	-	
- One-Off Items - IWC write-downs	-	(12,521)	
- One-Off Items - Wine	-	(26,862)	
- One-Off Items - Residual Impact of Divested Businesses	-	(6,120)	
- One-Off items - Californian Vineyard write-down	-	(8,158)	
- Unallocated	(4,021)	-	
	326,700	**51,945**	(84%)
Amortisation Of Goodwill + Other Intangibles			
- Wine	(18,423)	(18,427)	
- Water Heaters	(2,443)	-	
- One-Off Items - Goodwill write-down	-	(1,555)	
	(20,866)	**(19,982)**	(4%)
EBIT			
- Wine	120,233	87,179	(27%)
- Water Heaters	30,233	-	
- Profit from Sale Of Water Heaters	159,389	-	
- One-Off Items - IWC write-downs	-	(12,521)	
- One-Off Items - Wine	-	(28,417)	
- One-Off Items - Residual Impact of Divested Businesses	-	(6,120)	
- One-Off items - Californian Vineyard write-down	-	(8,158)	
- Unallocated	(4,021)	-	
	305,834	**31,963**	(90%)
Net Interest & Other Borrowing Costs	(39,040)	(23,254)	(40%)
Profit Before Tax	266,794	8,709	(97%)
Tax	(56,266)	(3,001)	(95%)
NPAT	**210,528**	**5,708**	(97%)

Comparable Wine Earnings

The following table shows comparable wine earnings. One-off items have been excluded to indicate underlying operating performance of the ongoing wine business.

$A million	HY 02	HY 03	% chge
Sales Revenue [1]	686.4	725.4	6%
EBITA (pre SGARA) [2]	128.6	104.5	(19%)
EBITA (pre SGARA) / sales %	18.7%	14.4%	(23%)
SGARA [3]	10.1	1.1	(89%)
EBITA	138.7	105.6	(24%)
Amortisation Of Goodwill [4]	(18.4)	(18.4)	0%
EBIT	120.2	87.2	(27%)

1. Sales revenue includes wine sales only and excludes bulk wine sales
2. Pre non-wine and other one-off items (HY02 $188m, HY03 ($46m))
3. Pre Californian vineyard write-down ($8.2m)
4. Pre $1.6m goodwill write-down in HY03 & $2.4m Water Heater amortisation in HY02

Regional Overview

The following regional commentaries are based on underlying financial performance, excluding the impact of one-off items (refer table above).

	Americas		UK / Europe		Australasia	
$A million	HY 03	% chg	HY 03	% chg	HY 03	% chg
Sales Revenue	270.1	12%	212.2	6%	243.0	(1%)
EBITA (pre SGARA) [1]	67.8	8%	14.5	(53%)	22.2	(36%)
Volume ('000 cases)	2,862	27%	3,530	8%	5,158	(1%)
EBITA (pre SGARA) / sales	25.1%	(4%)	6.8%	(56%)	9.1%	(36%)
Revenue / case $	$94.39	(11%)	$60.12	(1%)	$47.11	0%
EBITA (pre SGARA) / case $	$23.69	(15%)	$4.10	(56%)	$4.30	(35%)

* nb - volumes and sales exclude bulk wine sales

1. EBITA (pre SGARA) excludes one-off items to represent underlying earnings

Americas

$A million	HY 02	HY 03	% chge
Sales Revenue	241.3	270.1	12%
EBITA (pre SGARA) [1]	62.9	67.8	8%
Volume ('000 cases)	2,262	2,862	27%
EBITA (pre SGARA) / sales	26.1%	25.1%	(4%)
Revenue / case $	$106.65	$94.39	(11%)
EBITA (pre SGARA) / case $	$27.80	$23.69	(15%)

* nb - volumes and sales exclude bulk wine sales

1. EBITA (pre SGARA) excludes one-off items to represent underlying earnings

The Americas delivered solid volume growth, up 27%. Net Sales Revenue / case [NSR/case] was impacted by a number of factors including the lower value mix of

brands, in part affected by the introduction of the 1.5 litre bottled products (entry level Lindemans and Rosemount), the continued success of entry level Penfolds products and the currency translation affects, due to higher prevailing A$/US$ spot rates in the half compared with the prior corresponding period. Margins were primarily affected by the lower value mix of products.

Core premium brand volumes were up 29% and now represent 97% of sales versus 96% in the previous corresponding half. Depletions were running at around 28% for the first half. Sales of Penfolds were up 28% with Wynns up a solid 21%. As at 18 January 2003, Southcorp had two wines ranked in the top 20 selling wines for value in the United States over the last 52 weeks (Lindemans – 15th and Rosemount – 20th) Penfolds were ranked 61st.

UK / Europe

$A million	HY 02	HY 03	% chge
Sales Revenue	199.8	212.2	6%
EBITA (pre SGARA) [1]	30.9	14.5	(53%)
Volume ('000 cases)	3,278	3,530	8%
EBITA (pre SGARA) / sales	15.5%	6.8%	(56%)
Revenue / case $	$60.95	$60.12	(1%)
EBITA (pre SGARA) / case $	$9.43	$4.10	(56%)

* nb - volumes and sales exclude bulk wine sales

1. EBITA (pre SGARA) excludes one-off items to represent underlying earnings

UK volumes experienced solid growth during the half, although they were lower than internal budgets due to the deferment of, or failure to secure, some promotional slots with UK grocers. There was also a negative volume impact from the deletion of private label brands, which is now largely complete. The positive impact on NSR / case of the SKU (stock keeping units) deletions was offset by the lower availability of the super premium wines, as well as a generally lower value product mix. Margins were down significantly. This was a combination of a lower value mix of products as well as significantly higher than expected promotional expenditure.

Core premium brand volumes were up 19.5% and now represent 87% of sales revenue, compared to 81% in the previous corresponding half. However, this has also been associated with a higher proportional sale of the lower priced and lower margin products (such as Lindemans Cawarra, Rosemount Varietals) within the core brands. Lindemans was up strongly with 43% sales revenue growth and Rosemount was up 23%. As at 30 November, Southcorp had two brands (Lindemans – 5th, Rosemount – 6th) ranked in the top 10 selling wines in the UK by value. Penfolds was ranked 12th (AC Nielsen 30 November 2002).

Australasia

$A million	HY 02	HY 03	% chge
Sales Revenue	245.4	243.0	(1%)
EBITA (pre SGARA) [1]	34.8	22.2	(36%)
Volume ('000 cases)	5,234	5,158	(1%)
EBITA (pre SGARA) / sales	14.2%	9.1%	(36%)
Revenue / case $	$46.88	$47.11	0%
EBITA (pre SGARA) / case $	$6.64	$4.30	(35%)

* nb - volumes and sales exclude bulk wine sales

1. EBITA (pre SGARA) excludes one-off items to represent underlying earnings

Australasian volumes have been primarily affected by deletion of SKUs (in the order of 500,000 cases relative to the prior corresponding period) with some impact also from the lower comparative availability of super premium wines. The SKU deletions have positively impacted upon NSR/case but this has been negated by lower super premium availability relative to the last half (mainly lower availability of Penfolds Bin wines).

Margins were down on the previous corresponding period. This was primarily influenced by lower super premium wine availability; above budget promotional spending (in part associated with promotional expenditure to achieve SKU product workout and to work through retained inventory at the commencement of the financial year) and product mix factors (with some evidence of preferential sale of lower margin products).

Core premium brand volumes were up 12% and now represent 52% of sales revenue, up from 49%. Lindemans growth was outstanding at 30% volume and 34% sales revenue growth. For the 52 weeks to the end of November, Southcorp's core brands were ranked 1st (Rosemount), 2nd (Penfolds) and 3rd (Lindemans) in terms of value growth in Australia.

Comparable Wine Balance Sheet

The following Balance Sheet reflects the wine business only in the previous corresponding period so that it is comparable to this reporting period.

$A million	HY 02 [3]	HY 03	% chge
Receivables	407.6	477.3	17%
Inventories (current + non-current)	753.7	738.2	(2%)
Less: Payables	(170.2)	(199.7)	17%
Working Capital	991.1	1,015.9	3%
PPE & grape vines	790.7	813.2	3%
Intangibles	1,303.7	1,265.4	(3%)
Provisions & other	(63.7)	(7.9)	(88%)
Capital Employed	**3,021.8**	**3,086.6**	**2%**

Working Capital

$A million	HY 02 [3]	HY 03	% chge
ROCE - *reported* [1]	21.0%	3.8%	(82%)
ROCE - normalised [2]	8.5%	6.8%	(20%)
Inventory / Sales	53%	51%	5%
Working Capital / Sales	70%	70%	0%

[1] *ROCE = annualised reported EBITA (pre SGARA) / Capital Employed*

[2] Normalised ROCE is adjusted for write-downs, one-off and non-wine items

[3] HY02 has been adjusted to reflect the wine business only

Gearing

$A million	HY 02	HY 03	% chge
Net Debt	1,574.3	828.6	(47%)
Net Debt / Net Debt + Equity	41%	27%	(35%)
Interest Cover [4]	7.6	3.2	(58%)

[4] Interest Cover = EBITDA (pre SGARA) / gross interest

Consolidated Cash Flow

$A million	HY 02 [2]	HY 03	Mvt
EBITDA (pre SGARA) [1]	192.9	84.3	(108.6)
Change in Working Capital	(50.0)	43.5	93.5
Income Tax Paid	(21.0)	(27.7)	(6.8)
Other	(41.3)	(25.4)	15.9
Operating Cash Flow	**80.6**	**74.7**	**(5.9)**
Capex - wine	(33.3)	(30.9)	2.4
Capex - Divested Businesses	(34.4)	-	34.4
Other	(42.5)	0.8	43.4
Investing Cash Flow	**(110.3)**	**(30.0)**	**80.2**
Free Cashflow	**(29.7)**	**44.6**	**74.3**

1. HY02 EBITDA is adjusted for profit on sale of water heaters $159m
2. HY02 includes operating cashflows relating to the water heater business

Full year capital expenditure is expected to be around two times depreciation.

Taxation

The company's tax expense decreased 95% to $3m. The effective tax rate (pre goodwill amortisation) was 10%. The tax rate was reduced by the ongoing utilisation of tax losses in the US and the adjustment of a prior year overprovision for capital gains tax on sale of divested businesses. A taxation rate of between 32% and 35% (pre goodwill amortisation) is expected for the second half after adjusting for permanent differences. Utilisation of US tax losses is anticipated to be reduced in the second half because of the adverse impact of "out of the money" foreign exchange contracts. On a normalised basis, the effective taxation rate (pre–goodwill amortisation) would be expected to be between 28% and 30% for the second half.

Accounting Standard Changes

Effective 1 July 2002, a number of new accounting standards have come into operation. These are detailed in section 19.5 of the Appendix 4B Statement, available on the Southcorp website.